

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2017

Mark Pearson
President and Chief Executive Officer
AXA Equitable Holdings, Inc.
1290 Avenue of the Americas
New York, NY 10104

> **Re: AXA Equitable Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 13, 2017**
> **File No. 333-221521**

Dear Mr. Pearson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We acknowledge your statement that certain terms are defined in a glossary. However, please also explain in the Summary in terms a lay investor would understand the following terms: "AV;" "VUL insurance;" "IUL insurance;" "GMXB features" and "FYP."

2.   We refer to your statement in the last paragraph on page 2 that your current suite of variable annuity products has been redesigned with reduced or floating return of premium only or no guaranteed minimum living or death benefits. However, based on your

disclosure reflected in the first table on page 178, it appears that a significant portion of your variable annuity account value has GMxB features. Please balance your disclosure in the summary to disclose the current percentage of your variable annuity account value that includes GMxB features.

Summary Risk Factors, page 14

3.   Please revise this section so that the risk factor discussion is as prominent in detail and presentation as the discussion of your strengths and strategy. Please re-locate your "Summary Risk Factors" section to be immediately after the "Our Competitive Strengths" section. In addition, please expand your discussion of each risk to provide additional detail and examples of the particular risks, as appropriate. Please ensure that this section also discusses conflicts of interest related to the relationship of your officers and directors with AXA; the risks you face as a standalone company without the resources previously available to you from AXA; and that you will be a controlled company and AXA will be able to determine the outcome of future corporate actions, including the election of directors.

4.   Please expand the last bullet on page 16 and your risk factor on page 28 to provide the amount of indebtedness you expect to incur in connection with the Recapitalization.

Risk Factors
GMxB features within certain of our products...
Our reinsurance and hedging programs may be inadequate..., page 41

5.   Please revise the discussion in these two risk factors to state the current percentage of the variable annuity account value that includes products with GMxB features. Please also disclose specific examples of the historical impact of variable annuity products with GMxB on your results of operations.

Our reinsurance arrangements with affiliated captives..., page 43

6.   We note your disclosure in this section that the GMxB Business will no longer be reinsured by AXA RE Arizona following the GMxB Unwind. Please disclose whether the GMxB Business will be reinsured by any particular entity after the GMxB Unwind and disclose any related material risks.

We may be materially and adversely impacted by U.S. federal and state legislative. . ., page 58

7.   Please expand your discussion of the DOL rule in the second paragraph on page 60, and elsewhere as appropriate, to specifically explain the potential impact of the rule on your annuity business.

The Reorganization Transactions
Unwind of GMxB Reinsurance, page 81

8.   Please disclose the estimated impact to your financial position and results of operations of the GMxB Unwind, and tell us why this is not reflected in your unaudited pro forma condensed financial information.

Unaudited Pro Forma Condensed Financial Informaiton
Notes to the Unaudited Pro Forma Condensed Financial Information, page 94

9.   Please address each of the following:
   • Clarify what you mean herein and elsewhere in the filing when you say something will occur "prior to the consummation of this offering." In this regard, does this mean prior to effectiveness of the registration statement.
   • Explain in adjustment A1 why the $622 million short-term loan is shown as a credit to total equity attributable to Holdings.
   • Disclose why you believe the $4.4 billion new external indebtedness expected to be incurred by Holdings in adjustment D1 and the weighted average interest rate on new external indebtedness in adjustments D2 and D3 to be factually supportable. Refer to rule 11-02(b)(6).

Managements Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Measures, page 100

10.   "Total operating earnings" appears to be a title that is the same as, or confusingly similar to, that used for a GAAP financial measure and precluded by Item 10(e)(ii)(E) of Regulation S-K. As such, please revise the title of this measure throughout your filing to provide an appropriate description of it that complies with Item 10(e).

Liquidity and Capital Resources
Distributions from Insurance Subsidiaries, page 138

11.   We refer to your statement that you expect the completion of the GMxB Unwind will satisfy the NYDFS's conditions and permit you to pay ordinary dividends without prior approval by the regulatory authority. Please clarify whether you have received any confirmation from the NYDFS that the GMxB Unwind will satisfy its conditions. Please also explain the maximum dividend you would be able to pay if the NYDFS determines that its conditions are not sufficiently satisfied by the GMxB Unwind.

Capital Position Following the Offering, page 139

12.   We note that you intend to enter into additional financing facilities prior to consummation of the offering. Please file any material financing facilities as exhibits to the registration statement.

Executive Compensation
Short-Term Incentive Compensation Program, page 242

13.   We note that the amount of the Executive STIC Pool is determined in part by a "funding percentage" that is based on individual performance percentages for both AXA Financial Life and Savings Operations and AXA. We further note that you disclose the performance objectives and their corresponding weight for AXA Financial Life and Savings Operations and AXA on pages 244 and 245. Please revise to disclose the actual results achieved for each pre-defined performance objective and how you evaluated the results to reach the funding percentage. Please also disclose the final award amounts determined as part of the individual determinations discussed on page 245, including how you evaluated the results to reach the actual payout. To the extent you include disclosure for 2017 performance in a future amendment, please make similar revisions as appropriate.

Certain Relationships and Related Party Transactions
Relationship with AXA Following this Offering, page 279

14.   Please revise your disclosure to provide the material terms of the Shareholder Agreement, Transition Services Agreement, Registration Rights Agreement and Tax Sharing Agreement that you will enter into prior to the closing of this offering, including material pricing terms. Please also update your risk factor on page 65 to include a discussion of any consent rights granted to AXA with respect to specific corporate and business activities, to the extent material.

2) Significant Accounting Policies
Basis of Presentation and Principles of Consolidation, page F-9

15.   On page 80 under "Extraction of U.S. Property and Casualty Insurance Business," you disclose that AXA CS and its subsidiaries have been excluded from the historical financial statements of Holdings and you list various factors as to the reason why. Please provide us an analysis supporting your exclusion of AXA CS and subsidiaries and reference for us the authoritative accounting literature on which relied to support your conclusion.

Our Competitive Strengths, page F-113

16.   Please balance your disclosure in the second bullet to explain that your ratings were downgraded as a result of this proposed offering and if true, that the outlook from certain of the ratings agencies is negative. Please also disclose the reasons for the downgrade.

Notes to Consolidated Financial Statements
18) Business Segment Information
Measurement, page F-113

17.   Please delete your reference to "consolidated operating earnings (loss)" from the first paragraph herein and delete the lines denoted as "total operating earnings" and "total operating revenue(s)" from the tables on pages F-114 and F-115, respectively, pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K. This comment also applies to your disclosures in Note 13 to the notes to your interim financial statements on page F-184.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ibolya Ignat at 202-551-3636 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Peter J. Loughran